UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $100,000,000 Floating Rate Notes due April 18, 2019

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 18, 2018

The following information regarding an issue of U.S. $100,000,000 Floating Rate Notes due April 18, 2019 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 12, 2017 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement between the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms dated April 16, 2018 (the “Final Terms”), and the Terms Agreement dated April 16, 2018 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S. $100,000,000 Floating Rate Notes due April 18, 2019.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 1 month USD LIBOR+ 0.02% Floating Rate payable on the 18th day of each month, commencing May 18, 2018, and ending on and including the Maturity Date. See, Final Terms, Item 16.

(b)	Maturity Date. April 18, 2019.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)	Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms. The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread. See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution. Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 12, 2017);[1]

B.	Prospectus (June 3, 2008);[2]

C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E.	Global Agency Agreement (dated as of June 3, 2008);[2]

F.	Final Terms (April 16, 2018); and

G.	Terms Agreement (April 16, 2018).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 12, 2017.
[2]	Filed on September 17, 2008.
[3]	Filed on July 10, 2014

EXHIBIT F

EXECUTION VERSION

Final Terms dated April 16, 2018

International Finance Corporation

Issue of

U.S. $100,000,000 Floating Rate Notes due April 18, 2019

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	1905

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollar (“U.S. $”)

4. Aggregate Nominal Amount:

(i) Series:	U.S. $100,000,000

(ii) Tranche:	U.S. $100,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S. $1,000 and integral multiples thereof

(ii) Calculation Amount:	U.S. $1,000

7. (i) Issue Date:	April 18, 2018

(ii) Interest Commencement Date:	April 18, 2018

8. Maturity Date:	April 18, 2019

9. Interest Basis:	1 month USD LIBOR + 0.02% Floating Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Not Applicable

16. Floating Rate Note Provisions:	Applicable

(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date, as each date may be adjusted in accordance with the Following Business Day Convention

(ii) Specified Interest Payment Dates:	18th day of each month, commencing May 18, 2018, and ending on and including the Maturity Date

(iii) First Interest Payment Date:	May 18, 2018

(iv) Interest Period Date:	Each Specified Interest Payment Date

(v) Business Day Convention:	Following Business Day Convention, adjusted

(vi) Business Centre(s):	London and New York

(vii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London

(ix) Screen Rate Determination:

– Reference Rate:	1 month USD LIBOR

– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day that is two Business Days in London prior to the first day of such Interest Accrual Period.

– Relevant Screen Page:	Reuters LIBOR01 as of 11:00 a.m. London time on each Interest Determination Date

(x) ISDA Determination:	Not Applicable

(xi) Margin(s):	Plus 0.02 per cent.

(xii) Minimum Rate of Interest:	0.00 per cent. per annum

(xiii) Maximum Rate of Interest:	Not Applicable

(xiv) Day Count Fraction:	Actual/360

(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

Refer to the Conditions

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable

Call Option II (Automatic):	Not Applicable

21. Put Option:	Not Applicable

22. Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount

23. Early Redemption Amount:	U.S. $1,000 per Calculation Amount

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date

25. New Global Note (NGN):	No

26. Financial Centre(s) or other special provisions relating to payment dates:

New York and London

Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day.

In the above paragraph, “business day” means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28.  Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:

Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30. Redenomination, renominalization and reconventioning provisions:	Not Applicable

31. Consolidation provisions:	Not Applicable

32. Additional terms:	Applicable

(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	April 16, 2018

(iii) Stabilizing Manager(s) (if any):	Not Applicable

34. If non-syndicated, name and address of Dealer:	Mizuho Securities USA LLC 320 Park Avenue New York, NY 10022

35. Total commission and concession:	Not Applicable

36 .Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Amit Jain
Duly Authorised

PART B- OTHER INFORMATION

LISTING

(i) Listing:	None

(ii) Admission to trading:	Not Applicable

RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA
Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VLT16

CUSIP:	45950VLT1

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Capital Gains

As discussed in the Prospectus under “Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes”, upon the disposition of a Note by sale, exchange or redemption or other disposition, a U.S. Holder will generally recognize capital gain or loss. This capital gain or loss will generally equal the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Short-Term Debt Securities

The Notes should be treated as short-term debt securities. Applicable Treasury Regulations treat none of the interest on a short-term debt security as qualified stated interest. Thus, all short-term debt securities will be original issue discount (“OID”) debt securities. OID will be treated as accruing on a short-term debt security ratably, or at the election of a U.S. Holder, under a constant yield method.

A U.S. Holder of a short-term debt security that uses the cash method of tax accounting and is not a bank, securities dealer, regulated investment company or common trust fund, and does not identify the short-term debt security as part of a hedging transaction, will generally not be required to include OID in income on a current basis. Such U.S. Holders may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. In addition, the U.S. Holder will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the OID accrued with respect to the debt security during the period the U.S. Holder held the debt security. Notwithstanding the foregoing, a cash-basis U.S. Holder of a short-term debt security may elect to accrue OID into income on a current basis or to accrue the “acquisition discount” on the debt security under the rules described below. If the U.S. Holder elects to accrue OID or acquisition discount, the limitation on the deductibility of interest described above will not apply.

A U.S. Holder using the accrual method of tax accounting and certain cash-basis U.S. Holders (including banks, securities dealers, regulated investment companies and common trust funds) generally will be required to include original issue discount on a short-term debt security in income on a current basis. Alternatively, a U.S. Holder of a short-term debt security can elect to accrue the “acquisition discount,” if any, with respect to the debt security on a current basis. If such an election is made, the OID rules will not apply to the debt security. Acquisition discount is the excess of the short-term debt security’s stated redemption price at maturity (i.e., all amounts payable on the short-term debt security) over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the U.S. Holder, under a constant-yield method based on daily compounding.

Finally, the market discount rules will not apply to a short-term debt security.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G

EXECUTION VERSION

TERMS AGREEMENT NO. 1905 UNDER

THE STANDARD PROVISIONS

April 16, 2018

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1	The undersigned agrees to purchase from you (the “Corporation”) the Corporation’sU.S. $100,000,000 Floating Rate Notes due December 15, 2022 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on April 18, 2018 (the “Settlement Date”) at an aggregate purchase price of U.S. $100,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2	When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to April 12, 2018, 11:00 a.m. New York time and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3	The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4	The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5	The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the nominal amount of the Notes).

6	The purchase price specified above will be paid by Mizuho Securities USA LLC by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7	The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8	In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12	This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MIZUHO SECURITIES USA LLC

By:	/s/ Ian C Burdette
Name:	Ian C Burdette
Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Amit Jain
Name:	Amit Jain
Title:	Manager

SCHEDULE I

Notice Details of the Dealer:

Mizuho Securities USA LLC

320 Park Avenue, 12th Floor

New York, NY 10022

Attention:    Robert T. D’Euastachio

Telephone:    (212) 205-7530

Fax:    (212) 209-9477

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